Monthly Report - November, 2020

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        3,242,962     (20,040,833)
Change in unrealized gain (loss) on open              417,773        1,097,738
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0          133,287
      obligations
   Change in unrealized gain (loss) from U.S.         (5,805)        (121,970)
      Treasury obligations
Interest Income 			               16,330        1,321,781
Foreign exchange gain (loss) on margin deposits        68,727        (170,744)
				                 ------------    -------------
Total: Income 				            3,739,987     (17,780,741)

Expenses:
   Brokerage commissions 		              383,108        4,878,446
   Management fee 			               43,134          551,314
   20.0% New Trading Profit Share 	                    0                0
   Custody fees 		       	                    0           21,482
   Administrative expense 	       	               74,339          861,660
					         ------------    -------------
Total: Expenses 		                      500,581        6,312,902
Net Income(Loss)			   $        3,239,406     (24,093,643)
for November, 2020

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (99,267.596    $     2,593,564    108,033,534    110,627,098
units) at October 31, 2020
Addition of 		 	              0         69,763         69,763
48.794 units on November 1, 2020
Redemption of 		 	              0    (1,603,287)    (1,603,287)
(1,292.469) units on  November 30, 2020*
Net Income (Loss)               $        84,886      3,154,520      3,239,406
for November, 2020
         			   -------------   -------------   -----------


Net Asset Value at November 30, 2020
(98,058.634 units inclusive
of 34.713 additional units) 	      2,678,450    109,654,530    112,332,980
				  =============  ============= ==============


		GLOBAL MACRO TRUST November 2020 UPDATE
                      Year to Date     Net Asset
Series	  November ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    2.78% 	  (16.38)%  $  1,017.26	   76,465.490 $    77,784,972
Series 3    3.12% 	  (13.11)%  $  1,526.22	   14,321.355 $    21,857,609
Series 4    3.27% 	  (11.70)%  $  1,992.18	    3,982.719 $     7,934,307
Series 5    3.06% 	  (13.70)%  $  1,446.03	    3,289.070 $     4,756,092

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




					December 14, 2020
Dear Investor:

Gains from long equity and to a lesser extent grain futures positions outdistanced losses from trading interest rate, energy and metals futures. Trading of currency forwards and soft and livestock futures were flat.

During the month, market participants worked to reconcile short-term pessimism with long-term optimism. On the COVID-19 front, near term worries about the global surge in cases, deaths and economic lockdowns were weighed against the unexpectedly rapid development and likely broad distribution of multiple vaccines beginning in December 2020. On the fiscal policy front, worries about a lack of additional fiscal support in the near term were set against the expectation that the Biden Administration would provide significant support in the first quarter. Finally, while the outcome of the U.S. Presidential and congressional elections appears to have led to a continuation of divided government and potential policy gridlock, there is relief that policy outcomes may, therefore, be more moderate rather than far left or far right.

Given the accommodative global monetary policy stance and with traders focusing mainly on the long-term positives listed above, long positions in U.S., Canadian, European, Australian and Asian equity futures were quite profitable. Long positions in the EAFE and emerging market equity index futures were also profitable, as was a short VIX futures trade. Elsewhere, trading of the Brazilian and European Stoxx 50 index futures produced small partially offsetting losses.

Strong Chinese demand for government stockpiling of soybeans and hot, dry weather that threatened crops in Brazil and Argentina pushed up prices and led to a profit from a long soybean position. Meanwhile, wheat prices, which had risen sharply from early August, eased back in November and a short wheat trade was slightly profitable.

Energy prices, which had fallen to the bottom of six month trading ranges at the end of October, rebounded sharply through the top of those ranges in November in response to Covid-19 vaccine news and the expectation that OPEC+ would delay a previously announced January production increase. Consequently, short positions in Brent crude, WTI crude, heating oil, RBOB gasoline and London gas oil posted losses and were reduced or reversed to long positions. On the other hand, natural gas prices eased in November in response to warmer than normal weather and a short natural gas position produced a partially offsetting profit.

Once again interest rates were buffeted by conflicting forces and were volatile in November. On the one hand, persistently accommodative monetary policy globally, quiescent inflation throughout the developed world and safe haven demand for government securities weighed down interest rates. On the other hand, historically large and possibly rising government deficits and debts, and hope for a strong global economic rebound as vaccinations become widespread, has raised concerns about increasing inflation, rising long-term interest rates, and steepening yield curves. As a result, trading of U.S., German, French, British, Australian, Canadian and Japanese interest rate futures were unprofitable. Meanwhile, long positions in Italian interest rate futures were slightly profitable.

The U.S. dollar slipped about 2-1/2 per cent in November as the improved long-term covid-19 vaccine outlook took some safe haven demand out of the market and raised the prospect for better growth outside the U.S., especially in emerging markets. Short U.S. dollar trades against the euro, yen, Swiss franc, Swedish krona, Norwegian krone, Russian ruble, Singapore dollar, South African rand and Israeli Shekel were profitable. Trading the dollar versus the Polish zloty was also slightly profitable. On the other hand, long U.S. dollar positions against the Aussie dollar, Canadian dollar, New Zealand dollar, and Mexican peso, and trading of the Brazilian real versus the U.S. dollar posted offsetting losses.

Declining safe haven demand weighed heavily on precious metal prices and long gold and silver trades were unprofitable. On the other hand, the weaker dollar, a strong housing market, continuing manufacturing expansion and the positive long-term economic outlook supported industrial metal prices and long positions in copper, platinum and zinc produced partially offsetting profits.


	  			 Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman